CLIFTON STAR RESOURCES AND OPTIONORS SUCCESSFULLY RE-NEGOTIATE NEW TERMS FOR THE BEATTIE-DONCHESTER-DUMICO GOLD PROPERTIES IN WESTERN QUEBEC

Clifton Star Resources, Inc., with the property owners (the optionors), has successfully renegotiated new terms for the options governing Clifton Star's right to earn an undivided 100-per-cent interest in the Beattie-Donchester-Dumico gold properties in western Quebec. It is the intention of both parties to proceed immediately from the terms outlined in the letters of intent to finalization of definitive agreements.

The original agreements between Clifton Star and the optionors are dated May 6, 2008. They were later amended on July 22, 2008, and then June 29, 2009. These agreements, among other things, defined a series of property payments outlined in the table, Prior payment schedule as of June 29, 2009 (only remaining payments are shown here; see SEDAR filings dated May 6, 2008, and Oct. 22, 2008).

PRIOR PAYMENT SCHEDULE AS OF JUNE 29, 2009

Payment	Amount (C$)	Date	Comments

Confirmation payment	$8.5-million	Dec. 31, 2009
Exercise payment	$40-million	July 1, 2010
Bonus payment	$12-million	Feasibilty study	payable only if greater than four million ounces Au
Total	$60.5-million		Earns 100 per cent with no NSR

The new payment schedule, per the LOI of Oct. 26 of this year, is highlighted in the table, LOI payment schedule as of Oct. 26, 2009.

LOIS PAYMENT SCHEDULE AS OF OCT. 26, 2009

Payment	Amount (C$)	Date	Comments

Confirmation payment	$8.5-million	June 1, 2010	Earns 10 per cent; six-month payment deferment
Exercise payment	$22-million	Dec. 1, 2012	28-month payment deferment; $18-million lower
Final payment	$30-million	Dec. 1, 2017	Earns 100 per cent; five-year payment deferment
Total	$58.5-million		Earns 100 per cent with no NSR

Harry Miller, president and chief executive officer of Clifton Star, commented as follows:

"We are pleased to have renegotiated and signed letters of intent with the optionors regarding our flagship project. There are two key changes to the terms. Firstly, the new agreement allows for a much smaller second payment ($22-million versus $40-million) and defers the payment date by 28 months (from July 1, 2010, to Dec. 1, 2012). Secondly, the agreement defers the final payment to December, 2017, some five years later than the prior agreements.

"We believe these letters of intent developing into definitive agreements provide Clifton Star with ample time to explore and development the Beattie, Donchester, Central Duparquet and Dumico gold deposits. Further, the new payment schedule is now back-end loaded as opposed to being front-end loaded. This relieves us of a short-term financial encumbrance, allowing Clifton to put more capital into the ground exploring and developing the projects. Currently there are two drills in operation and plans are in place to return to five drills. As well, a number of new initiatives are under way regarding Clifton Star, and we look forward to reporting their outcomes once realized."